UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 21, 23, and 24)*

STATION CASINOS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

857689103

(CUSIP Number)

Frank J. Fertitta, III

Chief Executive Officer

STATION CASINOS, INC.

10973 West Summerlin Centre Drive,

Las Vegas, Nevada 89135

(702) 367-2411

with a copy to:

Kenneth J. Baronsky, Esq.

Milbank, Tweed, Hadley & McCloy LLP

601 S. Figueroa Street, 30TH Floor

Los Angeles, California 90017

(213) 892-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 2, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frank J. Fertitta, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,719,344

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,719,344

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,576,995

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lorenzo J. Fertitta

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,734,694

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,734,694

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,576,995

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blake L. Sartini

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,863

	8.	Shared Voting Power 4,081,094

	9.	Sole Dispositive Power 41,863

	10.	Shared Dispositive Power 4,081,094

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,576,995

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Delise F. Sartini

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,960

	8.	Shared Voting Power 4,081,094

	9.	Sole Dispositive Power 3,960

	10.	Shared Dispositive Power 4,081,094

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,576,995

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27%

14.	Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTES: This statement on Schedule 13D (this “Schedule 13D”), among other things, amends and supplements (1) the Schedule 13D originally filed by Frank J. Fertitta, III (“Mr. Frank Fertitta”) on June 10, 1993, and all amendments thereto (the “Frank Fertitta Schedule 13D”), (2) the Schedule 13D originally filed by Lorenzo J. Fertitta (“Mr. Lorenzo Fertitta”) on June 10, 1993, and all amendments thereto (the “Lorenzo Fertitta Schedule 13D”) and (3) each of the Schedules 13D originally filed by Blake L. Sartini (“Mr. Sartini”) and Delise F. Sartini (“Mrs. Sartini”) on June 10, 1993, and all amendments thereto (collectively, the “Sartini Schedules 13D”).  Each of Mr. Frank Fertitta, Mr. Lorenzo Fertitta and Mr. and Mrs. Sartini is a Reporting Person hereunder (together, the “Reporting Persons”).  Except as provided herein, this Schedule 13D does not modify any of the information previously reported on any such Schedule 13D or any amendment thereto.

The Reporting Persons, along with affiliates of Colony Capital, LLC (the “Sponsor”) and Fertitta Colony Partners LLC (the “Acquirer”), are participants in the Proposal discussed in Item 4 below (the “Proposal”).

As a result of the matters described in Item 4 below, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)-5(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a member of a group, each Reporting Person may be deemed to beneficially own any Common Stock, par value $0.01 per share, of Station Casinos, Inc. (“Station Common Stock”) that may be beneficially owned by the members of the group as a whole.  This Schedule 13D will be amended, or one or more additional statements on Schedule 13D will be filed, as necessary and appropriate.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is Station Common Stock.  Station Casinos, Inc. (the “Issuer”) is a Nevada corporation with its principal executive offices located at 10973 West Summerlin Centre Drive, Las Vegas, Nevada 89135.

Item 2.	Identity and Background

(a) and (b) This Schedule 13D is being filed jointly on behalf of the Reporting Persons.  A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 7.01.

The business address of each of Mr. Frank Fertitta and Mr. Lorenzo Fertitta is 10973 West Summerlin Centre Drive, Las Vegas, Nevada 89135.  The business address of Mr. Sartini is 6595 South Jones Boulevard, Las Vegas, Nevada  89118.  Paragraph (b) of Item 2 does not apply to Mrs. Sartini.

(c) The present principal occupation of Mr. Frank Fertitta is Chief Executive Officer and Chairman of the Board of Directors of the Issuer.  The present principal occupation of Mr. Lorenzo Fertitta is President and Vice Chairman of the Board of Directors of the Issuer.  The present principal occupation of Mr. Sartini is Chief Executive Officer of Golden Gaming, Inc.  Paragraph (c) of Item 2 does not apply to Mrs. Sartini.

(d) and (e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are all United States citizens.

This Item 2 shall be deemed to amend and restate Item 2 of each of the Frank Fertitta Schedule 13D, the Lorenzo Fertitta Schedule 13D and each of the Sartini Schedules 13D in its entirety.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Station Common Stock that each of the Reporting Persons beneficially owns were acquired (i) through the ownership of shares prior to the initial public offering of Station Common Stock, (ii) through grants of restricted stock and stock options pursuant to their employment with the Issuer and (iii) indirectly through the ownership of shares in family trusts over which the Reporting Persons have voting or dispositive power.

With respect to the proposed transaction described in Item 4 of this Schedule 13D, the Acquirer has available through equity commitments from the Reporting Persons and the Sponsor, and debt commitments provided by Deutsche Bank Trust Company Americas, Deutsche Bank Securities, Inc., Deutsche Bank AG, New York Branch and German American Capital Corporation, sufficient funds to consummate the proposed transaction.  The Acquirer intends to finance the proposed transaction with borrowings.

The information set forth in response to this Item 3 is qualified in its entirety by reference to the Proposal, the Rollover Commitment Letters, the Equity Commitment Letter and the Debt Commitment Letters, which are being filed herewith as Exhibits 7.02, 7.03, 7.04, 7.05, 7.06, 7.07 and 7.08, respectively, each of which is incorporated herein by reference.

The information set forth in this Item 3 shall be deemed to amend and restate Item 3 of each of the Frank Fertitta Schedule 13D, the Lorenzo Fertitta Schedule 13D and each of the Sartini Schedules 13D in its entirety.

Item 4.	Purpose of Transaction

On December 2, 2006, the Acquirer submitted to a special committee of the Issuer’s Board of Directors (the “Special Committee”) the Proposal to acquire all of the outstanding Station Common Stock at a purchase price of $82 per share.  Each of the Reporting Persons intends to participate in the Proposal.

The Proposal contemplates that the proposed transaction would be effected through a merger.  As part of the financing of the transaction, the Proposal contemplates that certain real property of certain subsidiaries of the Issuer would be sold to a special purpose entity owned by Acquirer and that such real property would be immediately leased back to the Issuer and its subsidiaries.  If the proposed merger is consummated, the Station Common Stock will no longer be traded on the New York Stock Exchange and the registration of the Station Common Stock under Section 12 of the Exchange Act will be terminated.

Other than as set forth herein or in the Proposal, the Rollover Commitment Letters, the Equity Commitment Letter and the Debt Commitment Letters, the Reporting Persons have no plans or proposals that relate to or would result in any of the events set forth in Item 4 of Schedule 13D.  The Reporting Persons may, from time to time, determine to increase or decrease their respective ownership of Station Common Stock, pursue or propose an extraordinary corporate transaction (including the Proposal) with regard to the Issuer or take action relating to or that would result in any of the events set forth in Item 4 of Schedule 13D.  Except as otherwise provided herein, the Reporting Persons currently have no intention of selling any shares of Station Common Stock.

No assurances can be given that any agreement with the Issuer relating to the proposed acquisition by the Acquirer will be entered into or that the proposed merger will be consummated.  The Proposal provides that no binding obligation on the part of the Issuer, the Acquirer, the Reporting Persons or the Sponsor shall arise with respect to the proposed merger unless and until mutually acceptable definitive documentation has been executed and delivered.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Proposal, the Rollover Commitment Letters, the Equity Commitment Letter and the Debt Commitment Letters, which are incorporated herein by reference.

The information set forth in this Item 4 shall be deemed to amend and restate Item 4 of each of the Frank Fertitta Schedule 13D, the Lorenzo Fertitta Schedule 13D and each of the Sartini Schedules 13D in its entirety.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The respective percentages set forth below are based on 57,207,653 shares of the Station Common Stock outstanding as of October 31, 2006.

Mr. Frank Fertitta has direct beneficial ownership of 5,719,344 shares of Station Common Stock representing approximately 9.9% of the outstanding Station Common Stock.

Mr. Lorenzo Fertitta has direct beneficial ownership of 5,734,694 shares of Station Common Stock representing approximately 9.9% of the outstanding Station Common Stock.

Mr. Sartini has direct beneficial ownership of 4,122,957 shares of Station Common Stock representing approximately 7.2% of the outstanding Station Common Stock.

Mrs. Sartini has direct beneficial ownership of 4,085,054 shares of Station Common Stock representing approximately 7.1% of the outstanding Station Common Stock.

The Cover Pages of this Schedule 13D are incorporated herein by reference.

By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act.  As a member of a group, each Reporting Person may be deemed to beneficially own the Station Common Stock beneficially owned by the members of the group as a whole.  As of December 2, 2006, the Reporting Persons beneficially owned in the aggregate 15,576,995 shares of Station Common Stock, which represents approximately 27% of the outstanding Station Common Stock.

(c) Except as set forth herein, Mr. Frank Fertitta and Mr. Lorenzo Fertitta have not effected any transactions in Station Common Stock in the past 60 days.  With respect to Mr. and Mrs. Sartini, within the call writing program described in Item 6 below, the sale of 660 January 60 call options settled on November 7, 2006.

(d) Not applicable.

(e) Not applicable.

This Item 5 shall be deemed to amend and restate Item 5 of each of the Frank Fertitta Schedule 13D, the Lorenzo Fertitta Schedule 13D and each of the Sartini Schedules 13D in its entirety.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

The information set forth in response to this Item 6 is qualified in its entirety by reference to the Proposal, the Rollover Commitment Letters, the Equity Commitment Letter and the Debt Commitment Letters, which are incorporated herein by reference.

In addition to the arrangements described above in this Item 6, in February of 2006, Mr. and Mrs. Sartini entered into a covered call writing program with Rampart Investment Management Co., Inc. known as “ROMS”, a customized call writing discretionary management service.  The ROMS program involves the systematic sale of call options in exchange for cash premiums.  Initially, 150,000 shares were entered into the program.  Presently, 650,000 shares have been entered into the program.  Currently, Mr. and Mrs. Sartini have sold 2,390 January 60 call options which are covered by 239,000 shares of Common Stock.

The information set forth in this Item 6 shall be deemed to amend and restate Item 6 of each of the Frank Fertitta Schedule 13D, the Lorenzo Fertitta Schedule 13D and each of the Sartini Schedules 13D in its entirety.

Item 7.	Material to Be Filed as Exhibits
Exhibit 7.01	Joint Filing Agreement by and among the Reporting Persons, dated as of December 4, 2006.

Exhibit 7.02	Proposal Letter to the Special Committee of the Board of Directors of Station Casinos, Inc., dated December 2, 2006.

Exhibit 7.03	Rollover Commitment Letter, dated December 2, 2006, from Mr. Frank Fertitta to the Acquirer.

Exhibit 7.04	Rollover Commitment Letter, dated December 2, 2006, from Mr. Lorenzo Fertitta to the Acquirer.

Exhibit 7.05	Rollover Commitment Letter, dated December 2, 2006, from Mr. and Mrs. Sartini to the Acquirer.

Exhibit 7.06	Equity Commitment Letter, dated December 2, 2006, from the Sponsor to the Acquirer.

Exhibit 7.07	Revolver Debt Commitment Letter, dated December 2, 2006, from Deutsche Bank Trust Company Americas and Deutsche Bank Securities, Inc. to the Acquirer.

Exhibit 7.08	CMBS Debt Commitment Letter, dated December 2, 2006, from Deutsche Bank AG, New York Branch and German American Capital Corporation to the Acquirer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 4, 2006
Date
/s/ Frank J. Fertitta, III
Signature
Frank J. Fertitta, III
Name/Title

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 4, 2006
Date
/s/ Lorenzo J. Fertitta
Signature
Lorenzo J. Fertitta
Name/Title

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 4, 2006
Date
/s/ Blake L. Sartini
Signature
Blake L. Sartini
Name/Title

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 4, 2006
Date
/s/ Delise F. Sartini
Signature
Delise F. Sartini
Name/Title